Alternative Fuels Americas, Inc.

305 S. Andrews Avenue, Suite 209

Fort Lauderdale, FL 33301

November 20, 2014

VIA EDGAR

Securities and Exchange Commission

Washington, D. C. 20549

Attention: Ernest Greene, Staff Accountant

Re:	Alternative Fuels Americas, Inc. (the “Company”)

Form 8-K Item 4.01

Filed November 13, 2014

File No. 333-177532

Ladies and Gentlemen:

In response to the Staff’s November 17, 2014 Comment Letter, the Company hereby files an amendment to its Current Report on Form 8-K, responding to the Staff’s comments as follows:

Comment 1:

Please amend your filing to specify whether, during your last two fiscal years and through the date of engagement (November 7, 2014), you consulted Bongiovanni & Associates, P.A. regarding any of the matters outlined in Item 304(a)(2) of Regulation S- K.

Response:

The requested disclosure has been added as the first sentence of the final paragraph of Item 4.01.

Comment 2:

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:

The updated letter has been filed as Exhibit 16.1 in accordance with the Staff’s comment.

The Company acknowledges that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, kindly contact our counsel, Dale Bergman, at (305) 358-5100 or the undersigned at (954) 612-6475.

Very Truly Yours,

ALTERNATIVE FUELS AMERICAS, INC.

By: /s/ Craig Frank

Craig Frank

Chief Executive Officer